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                                                                    Exhibit 5.1








                                  May 12, 1997


Board of Directors
International Remote Imaging Systems, Inc.
9162 Eton Avenue
Chatsworth, California 91311






Gentlemen:

         We have acted as counsel in connection with the preparation and filing of that certain Registration Statement on Form S-3 (the "Registration Statement") to be filed by you with the Securities and Exchange Commission in connection with the registration of 1,180,000 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of International Remote Imaging Systems, Inc., a Delaware corporation. The Shares consist of (i) up to 1,115,730 shares of Common Stock issuable upon the conversion of 3,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock") and (ii) 84,270 shares of Common Stock issuable upon exercise of certain warrants issued in connection with the issuance of the Preferred Stock (the "Warrants"). As such counsel, we have examined the Preferred Stock and the Warrants and such other matters and documents as we have deemed necessary or relevant as a basis for this opinion.

         Based on these examinations, it is our opinion that the Common Stock, when issued and paid for in the manner referred to in the Registration Statement, will be legally issued, fully paid and non-assessable.

         We consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters."


                                        Very truly yours,

                                        /s/ IRELL & MANELLA LLP